UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A
                                  ------------
                                Amendment No. 3

                   General Form for Registration of Securities
              of Small Business Issuers under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                        --------------------------------
                 (Name of Small Business Issuer in its Charter)

             Idaho                                      83-0266517
             -----                                      ----------
  (State or other jurisdiction of          (IRS Employer Identification Number)
   Incorporation or Organization)

            98 SE 7th Street, Deerfield Beach, FL           33441
            -------------------------------------           -----
          (Address of Principal Executive Offices)       (Zip Code)

                                 (954) 421-6141
                                 --------------
                           (Issuer's Telephone Number)

        Securities to be registered under Section 12(b) of the Act: None
          Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
                          -----------------------------
                                (Title of Class)

                                Table of Contents
Part I

Item 1.     Description of Business ..........................................3

Item 2.     Management's Discussion and Analysis or Plan of Operation ........8

Item 3.     Description of Property .........................................10

Item 4.     Security Ownership of Certain Beneficial Owners and Management ..10

Item 5.     Directors, Executive Officers, Promoters and Control Persons ....12

Item 6.     Executive Compensation ..........................................12

Item 7.     Certain Relationships and Related Transactions ..................13

Item 8.     Description of Securities .......................................14

Part II
Item 1.     Market Price of and Dividends on the Registrant's Common Equity
            and Other Shareholder Matters ...................................16

Item 2.     Legal Proceedings ...............................................17

Item 3.     Changes in and Disagreements with Accountants ...................17

Item 4.     Recent Sales of Unregistered Securities .........................17

Item 5.     Indemnification of Directors and Officers .......................19

Part F/S
Financial Statements ........................................................19

Part III
Item 1.     Index to Exhibits ................................................

Item 2.     Description of Exhibits ..........................................

Signatures

                                     PART I

To simplify the language in this Registration Statement, Enviro Voraxial Technology, Inc. and its subsidiary Florida Precision Aerospace, Inc. are referred to herein as the "Company" or "We."

Item 1. Description of Business

Business Development.

We were incorporated in Idaho on October 19, 1964, under the name Idaho Silver, Inc. From our inception through 1994, we were engaged in acquiring mining claims and exploring for silver and lead in Idaho. In May of 1996, we entered into an agreement and plan of reorganization with a privately held Florida corporation, Florida Precision Aerospace, Inc. ("FPA"), and its shareholders. FPA was incorporated on February 26, 1993.

Pursuant to the plan, we reverse split our common stock on a one (1) share for ten (10) share basis and amended our Articles of Incorporation to increase our authorized common stock to 50,000,000 shares, $.001 par value.

We exchanged 10,000,000 newly-issued post-split shares of our common stock, or approximately 97% of our shares then issued and outstanding for all of the issued and outstanding shares of FPA. As a result of this reorganization, the shareholders of FPA gained control of our Company and FPA became our wholly-owned subsidiary. Because FPA's management was more qualified to focus our business on that of FPA, our officers and directors resigned and were replaced by FPA's designees. At the close of the transaction, we changed our name to Enviro Voraxial Technology, Inc.

We have not been involved in any bankruptcy, receivership or similar proceeding.

Business of Issuer.

The following is a description of our business. We operate our business through FPA, our wholly owned subsidiary. References to our business and operations refer to that of FPA, unless otherwise specifically indicated.

We may be unable to continue as a going concern. We have limited revenues. We had significant losses from our operations in 1998, losses continued in 1999 and it is likely that future losses will occur.

Principal Products and Services and their Market.

We operate a high-precision engineering machine shop in Deerfield Beach, Florida, which designs, manufactures and assembles specialized parts and components for the aerospace and automotive industries. We perform contract manufacturing services to both small and large customers. As of the date of this registration statement, our revenues have been generated solely from contract manufacturing. We only have one pending manufacturing contract, in which we are manufacturing automobile transmission parts for New Venture Gear. We anticipate completion of our existing purchase order with New Venture Gear by the end of 1999. We have no other pending purchase orders. We are attempting to obtain future purchase orders, however, there is no assurance that we will obtain such orders. We have not developed any specific criteria to locate future contracts or purchase orders. Currently, we rely solely upon the contacts of our President, Alberto Dibella to obtain such contracted orders.

We maintain no inventory of finished products (other than our voraxial separators; See New Products below) until we receive a customer order. Our contract manufacturing is not initiated until corresponding specifications have been obtained from a customer. Typically, a customer seeking the manufacture of components will provide us with diagrams and specifications. We complete any remaining design services and begin manufacturing the components pursuant to the specific contract or purchase order.

Our previous projects have involved the production of specialized space navigational and guidance components for Allied Signal Aerospace and The Department of Defense, gears for General Motors Corporation and New Venture Gear to be used in design and assembly of automotive transmissions and specialty components for Hughes Electronics. We have also provided engineering services to the General Motors/Volvo Heavy Truck Division. We have machined and assembled components such as high precision castings, precision tools and fixtures, berillium and ceramics, deep brazing, Computer Numerical Control (CNC) machining and tuning and precision jig boring and assembly.

New Products.

The voraxial separator is a mechanical, non-clogging device capable of simultaneously separating, two or more components having different specific weights. The separator is designed to transfer any liquid at an average rate of up to 5,000 gallons per minute using an eight-inch diameter separator, although the separator can also be manufactured in two and four inch diameters. The separator can transfer any liquid in either direction by reversing the machine=s rotation.

We currently maintain an inventory of one-hundred (100) 2" voraxial separators and ten (10) 10" voraxial separators. To date, we have delivered eight units to be used on a trial basis, after which, arrangements will be made for either payment or return of the products. We have not obtained purchase orders for this product.

Management believes that the voraxial separator offers substantial applications on a cost-effective basis, including: flood control, farm irrigation, lake and river revitalization, cooling and aeration of thermally polluted waters, oil and water separation, sewage treatment, sludge removal, wood pulp removal for paper manufacturers, harbor clean-up, deballasting of ships, clean up of contaminated beaches and plasma separation. Our management also believes that the separator can be used to recycle water. As clean water becomes less available to the ever increasing world population, this technology may become more valuable.

We do not intend to sell or lease our separator as a stocked item, but instead intend to provide our customers with an entire separator system tailored to a specific end-use application.

Our separators are manufactured and assembled at our Deerfield Beach, Florida location.

Distribution.

After we design, manufacture or assemble our products, they are delivered or picked up according to contract specifications. As such, various distribution methods are determined by the specific agreement terms with our customer.

Competition.

We are subject to competition from a number of companies who have greater experience, research abilities, engineering capability and financial resources than we have. We compete with numerous small companies involved in engineering parts for small and large businesses, including our customers. We believe that our expertise in engineering precision parts will enable us to continue to compete effectively with other engineering companies of various sizes. Although we believe our separator offers applications which accomplish better or similar results on a more cost-effective basis than existing products, such other products have, in some instances, attained greater market and regulatory acceptance. These include oil contamination baffles and disbursal agents. There can be no assurance that we will be able to compete effectively in providing engineering products and services to the defense and space industries or to any other customer in the future, nor that our voraxial separator product will be able to compete with the existing product which may be developed in the future for similar applications.

We are also subject to an increasingly competitive environment in the automotive and aerospace industries which have competitive implications to our products. Moreover, the competitive market has grown in markets for our specific products. We are dependent upon the volume of automobiles sold in the United States which may fluctuate due to economic conditions, availability and changing consumer preferences. Moreover, to become competitive with larger companies, we may seek financing to expand our business; however, there can be no assurances that we will be able to obtain such financing due to changes in the interest rates or the lack of favorable financing terms available. Other foreign or domestic manufacturers may choose to enter the automotive and aerospace industries which may increase competition. Such competition may cause considerable price pressure. Under such circumstances, we cannot assure that we will be able to compete successfully. The market for our aeronautical products is highly sensitive to risks associated with uncertain economic conditions, dependence upon Congressional and Executive approval of spending in the aeronautical industry area and whether the United States government awards contracts to specific aeronautical companies who are our customers.

Marketing.

We market our products and services through our existing staff. We obtain most contracts primarily through personal contacts of our President, Alberto DiBella. We anticipate that we will need additional marketing support for our voraxial separator. There is no assurance that we will have sufficient funds available to hire additional marketing personnel, or that, if hired, the efforts of such personnel will be successful. As of the date of this registration, we have not developed any specific marketing plan for our voraxial separator. Moreover, there is no assurance that even if we develop such plan, we will be successful in marketing our voraxial separator.

Sources and Availability of Raw Materials.

The materials for our manufacturing are obtained from various suppliers based on individual project specifications. Our customers often provide the materials or recommend the suppliers for their projects

The materials needed to manufacture our voraxial separators have been provided by Baldor Electric Co., Hughes Supply Inc. and SKF USA Inc. We do not anticipate any shortage of raw materials.

Dependence on One or a Few Major Customers.

In 1997, one customer compromised over 90% of our business. In 1998, we were dependent upon one customer who comprised over 78% of our business. To date, our purchase order with New Venture Gear has comprised over 20% of our 1999 revenues. It is likely that we will be dependent on one or only a few customers in the future.

Intellectual Property.

We currently hold two patents, United States Patent #5,904,840 and #5,084,189. One patent is for Apparatus for Accurate Centrifugal Separation of Miscible and Immiscible Media, which is for technology invented by our president and sole director, Alberto DiBella, and registered in 1999. The other is for the Method and Apparatus for Separating Fluids having Different Specific Gravities. This is for technology invented by Harvey Richter and registered in 1992 to Richter Systems, Inc., a company of which we later acquired assets including this patent. The method and apparatus for each of these is applied in our voraxial separators.

Governmental Approvals and Regulations; Environmental Compliance.

Our operations are subject to extensive and frequently changing federal, state and local laws and substantial regulation by government agencies, including the United States Environmental Protection Agency ("EPA"), the United States Occupational Safety and Health Administration ("OSHA") and the Federal Aviation Administration ("FAA"). Among other matters, these agencies regulate the operation, handling, transportation and disposal of hazardous materials used by us during the normal course of our operations, govern the health and safety of our employees and certain standards and licensing requirements for our aerospace components. We are subject to significant compliance burden from this extensive regulatory framework which may substantially increase our operational costs.

In addition, we may become liable for the costs of removal or remediation of certain hazardous substances released on or in our facilities without regard to whether or not we knew of, or caused, the release of such substances. We believe that we are currently in material compliance with applicable laws and regulations and are not aware of any material environmental violations at any of our current or former facilities. We are unaware any handling by us of hazardous substances. There can be no assurance, however, that our prior activities did not create a material environmental situation for which we could be responsible or that future uses or conditions (including, without limitation, changes in applicable environmental laws and regulation, or an increase in the amount of hazardous substances generated or used by our operations) will not result in any material environmental liability to us or result in a material adverse effect to our financial condition and results of operations.

The aerospace industry is highly regulated in the U.S. by the FAA and is regulated in other countries by similar agencies to ensure that aviation products and services meet stringent safety and performance standards. The FAA prescribes standards and licensing requirements for aircraft components. Because we assemble to meet specifications and designs created by our customers, we are not required to obtain any licenses or approvals from the FAA.

We are subject to various federal, state, and local environmental requirements, including those relating to discharges to air, water and land. We believe that we have not previously and do not currently handle any hazardous waste. However, in the future we may be subject to regulation involving the handling and disposal of solid and hazardous waste, and the cleanup of properties affected by hazardous substances. In addition, certain environmental laws, such as The Comprehensive Response, Compensation and Liability Act (CERCLA) and similar state laws, impose strict, retroactive, and joint and several liability upon persons responsible for releases or potential releases of hazardous substances. We have not incurred, nor do we expect to incur, significant costs to address any releases or potential releases of such substances. It is possible, however, given the retroactive nature of CERCLA liability, that we will, from time to time, receive notices of potential liability relating to current or former activities.

We have been and are in substantial compliance with environmental requirements and believe that we have no liabilities under environmental requirements. Further, we have not spent any funds specifically on compliance with environmental laws. However, some risk of environmental liability is inherent in the nature of our business, and we might incur material costs to meet current or more stringent compliance, cleanup or other obligations pursuant to environmental requirements in the future. This could result in a material adverse effect to our results of operations and financial condition.

Product Liability

Our business exposes us to possible claims of personal injury, death or property damage which may result from the failure or malfunction of any component or subassembly manufactured or assembled by us. We currently have do not have products liability insurance. Any products liability claim made against us will have a material adverse effect on our business, financial condition or results of operations in light of our poor financial condition, losses and limited revenues. We have no plans to obtain products liability insurance in the future. In addition, there can be no assurance that insurance coverages can be obtained in the future at a cost acceptable to us. Moreover, even if such coverage is obtained, there is no assurance that it will be sufficient to satisfy any claims made against us.

Research and Development.

In our past two fiscal years, we have spent an aggregate of approximately $165,794 on product research and development. We do not anticipate that this cost will be borne directly by our customers.

Employees.

As of the date of this registration statement, we have five (5) total and full-time employees. We have no key employees, other than Alberto DiBella, who acts as our sole manager. The balance of our employees participate in the manufacturing of our products. None of our employees are members of a union. We believe that our relationship with our employees is favorable. We do not intend to add additional employees in the foreseeable future, but additional employees may be added if our voraxial separator is accepted by the market.

Item 2. Management's Discussion and Analysis

Twelve Months Ended December 31, 1998 and 1997.

Net Sales. Our net sales increased by 2.6% to $1,176,167 for the twelve months ended December 31, 1998 from $1,146,134 in the twelve months ended December 31, 1997. The sales mix was changed from primarily Allied Signal orders to new customer orders.

Gross Profit. Our gross profit was $138,218 for the twelve months ended December 31, 1998 as compared to $462,809 for the twelve months ended December 31, 1997 and the decrease as a percentage of net sales to 11.8% for the twelve months ended December 31, 1998 from the 40.4% in the twelve months ended December 31, 1997. The gross profit percentage is affected by lower profit margins on new customer orders in 1998 as compared to the Allied Signal orders in 1997 and the first five months of 1998.

General and Administrative Expenses. General and Administrative expenses increased by 72.5% to $320,726 for the twelve months ended December 31, 1998 from $185,933 for the twelve months ended December 31, 1997. Increased marketing activities for the voraxial separator generated additional general and administrative expenses.

Nine Months Ended September 30, 1999 and 1998.

Net Sales. Our net sales decreased by 89.5% to $113,495 for the nine months ended September 30, 1999, compared to $1,081,790 for the nine months ended September 30, 1998. The sales mix was changed from primarily Allied Signal orders to new customers. Our efforts were focused on marketing of the voraxial separator rather than seeking replacement contracting.

Gross Profit. Gross profit was $34,282 for the nine months ended September 30, 1999 as compared to $246,377 for the nine months ended September 30, 1998 although gross profit as a percentage of sales increased to 30.2% for the nine months ended September 30, 1999 from 22.8% from the nine months ended September 30, 1998. Again, new customer orders of machine work were at a minimum and efforts were focused on marketing of the voraxial separator.

Rental Income. We have rented excess space in our operating facility. Income amounted to $8,472 in the nine months ended September 30, 1999 as compared to zero for the nine months ended September 30, 1998. The monthly rental income amounts to $2,000 per month.

General and Administrative Expenses. General and administrative expenses increased 19.6% to $244,379 for the nine months ended September 30, 1999 from $202,723 for the nine months ended September 30, 1998. The research and development expenses for specific applications of the voraxial separator increased 251.0% to $119,767 for the nine months ended September 30, 1999 from $34,147 for the nine month ended September 30, 1999 in keeping with the direction of our efforts.

Risk of 2000 Issues.

We believe we do not utilize software within our business processes that may be impacted by the year 2000 issue. The year 2000 issue exists because many computer systems and applications currently use two digit date fields to designate a year. Data sensitive systems may recognize the year 2000 as 1900, or not at all. This inability to properly treat the year 2000 could cause systems to process critical financial and operational information incorrectly.

Liquidity and Capital Resources.

In the nine months ended September 30, 1999, our working capital decreased by $46,407 from December 31, 1998. This decrease was represented by a decrease in cash of $39,182, decrease of accounts receivable of $45,382, increase in inventory of $3,000, increase in other current assets of $4,750, and offset by a decrease in current liabilities of $30,407. We do not anticipate that we will be profitable in the fourth quarter of 1999. This will negatively impact our cash position, but we feel that we have sufficient sources for needed capital to continue business operations for the next twelve months.

Working Capital for the net twelve months will be obtained from a number of sources. The continuing contract for parts supplied to New Venture Gear will be approximately $120,000. Allied Signal has postponed purchase orders for the balance of 1999, and no new purchase orders will be available until early 2000, if ever. We will continue to take on machining contracts to supplement working capital, if necessary, from our past customer base. We have been concentrating our efforts into specific applications of the voraxial separator; to date, eight systems are on trial with customers with a potential sales total of $270,000. Our hopes to convert these trial systems into sales within a thirty to one hundred eighty day period. Also, Alberto DiBella our president plans to supplement working capital if needed with an infusion of capital up to $60,000.

We have no material commitments for capital expenditures. Our carrying costs of the building has been reduced by rental income received amounting to $2,000 per month.

We believe that we have sufficient liquidity to meet all of our cash requirements for the next 12 months. We believe, however, that additional funding will eventually be necessary to expand marketing programs and specific applications for the voraxial separator. We have not determined how we will obtain any such additional funding.

Continuing Losses.

We may be unable to continue as a going concern, given our limited operations and revenues and our significant losses to date. We did not anticipate our potential inability to continue as a going concern at the end of our last fiscal year, as we had sufficient working capital. Further, our operating costs were sufficiently modest. In addition, we had just acquired a building, in which there was equity, and we were completing our plans to sell our voraxial separators. In the period since the close of our last fiscal year, we have encountered greater expenses in the development of our voraxial separators and, to date, have had no revenues from this development. Consequently, our working capital may not be sufficient and our operating costs may exceed those experienced in our prior years. In light of these recent developments, we may be unable to continue as a going concern.

Item 3. Description of Property

In May of 1998, the Company acquired an 18,000 square foot building located at 98 Southeast 7th Street, Deerfield Beach, Florida, for a purchase price of $575,000, of which $431,250 was paid by a mortgage note, amortized over twenty years with a balloon payment at the end of ten years. The note bears interest at an annual rate of 8.50%, which is subject to adjustment on June 1, 2003. The Company believes that its newly acquired facility will adequately serve its needs in the foreseeable future.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The table below sets forth information with respect to the beneficial ownership of the Common Stock by: (a) each person known by the Company to be the beneficial owner of five percent or more of the outstanding common stock, and
(b) executive officers and directors, individually and as a group, as of September 1, 1999. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares.

Security Ownership of Certain Beneficial Owners.

                           Name and Address of            Number of Shares         Percentage
Title of Class             Beneficial Owner               Beneficially Owned       Ownership of Class
--------------             ----------------               ------------------       ------------------
Common Stock               Alberto DiBella (1)                2,872,000                 24.36%
                           3500 Bayview Drive
                           Ft. Lauderdale, FL  33308


Common Stock               Howard J. Falcon, III, Ttee        1,860,000                 15.78%
                           For Harvey E. Richter
                           Irrevocable Trust of 6/26/95
                           400 A North Flagler Drive #2
                           West Palm Beach, FL  33401

Preferred Stock            Alberto DiBella (2)                6,000,000                 100%
                           3500 Bayview Drive
                           Ft. Lauderdale, FL  33308

Security Ownership of Management.

                           Name and Address of            Number of Shares         Percentage
Title of Class             Beneficial Owner               Beneficially Owned       Ownership of Class
--------------             ----------------               ------------------       ------------------
Common Stock               Alberto DiBella (1)                2,872,000                 24.36%
                           3500 Bayview Drive
                           Ft. Lauderdale, FL  33308

Preferred Stock            Alberto DiBella (2)                6,000,000                 100%
                           3500 Bayview Drive
                           Ft. Lauderdale, FL  33308

Common Stock               All Executive Officers and
                           Directors as a group (1 person)    2,872,000                 24.36%

Preferred Stock            All Executive Officers and
                           Directors as a group (1 person)    6,000,000                 100%

Alberto DiBella is the sole officer and director of the Company. His beneficial share ownership includes 10,000 shares of common stock owned by his wife, 10,000 shares of common stock owned by his daughter, and 22,000 shares of common stock owned by his son.

On October 20, 1997, Alberto DiBella, the sole officer and director of the Company, agreed to contribute 5,000,000 shares of his common stock of the Company into the treasury of the Company. In consideration for this contribution, the Company issued 5,000,000 shares of voting convertible non-cumulative, 8% preferred stock, $0.001 par value to Mr. DiBella. These shares are convertible into one share of common stock of the Company based on incentive formulas, which are measured by the Company's overall performance in revenues. See Item 8. Description of Securities.

There are no arrangements which may result in a change in control of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons Directors and Executive Officers.

The following sets forth the names and ages of our officers and directors. The directors of the Company are elected annually by the shareholders, and the officers are appointed annually by the board of directors.

Name              Age     Position                   Term of Service
----              ---     --------                   ---------------
Alberto DiBella   69      President, Director        June 1996 to present

Alberto DiBella is a graduate of the Florence Technical Institute, Italy, where he obtained a degree in mechanical engineering in 1952. After immigrating to the United States in 1962, Mr. DiBella worked in New Jersey for a major tool manufacturer. From 1988 to 1993, he was the President of E.T.P., Inc, a machining business, where he was responsible for day to day operations of the company. In 1993, he relocated to Florida and founded FPA, our wholly owned subsidiary Since inception he has worked in the day to day operations of FPA He has been our President and Chairman since June 1996 and President and Chairman of our subsidiary, FPA, since its organization in February 1993. Mr. DiBella holds no directorships in any reporting companies.

Significant Employees.

Other than Mr. DiBella, there are no employees expected to make a significant contribution to the business.

Family Relationships.

There are no family relationships among directors, executive officers, or persons nominated for such positions.

Involvement in Certain Legal Proceedings.

During the past five years, there have been no bankruptcies, criminal proceedings, or other legal proceedings which would be material to the evaluation of the ability or integrity of any director, executive officer, or any person nominated for such positions in the Company.

Item 6.  Executive Compensation

The following tables and notes present, for the two fiscal years ended December 31, 1998, the compensation paid by the Company to our chief executive officer .

                          SUMMARY COMPENSATION TABLE(1)

                                           Annual Compensation                 Long-Term Compensation
Name &                                     -------------------                 ----------------------      Other
Position                 Year       Salary       Bonus        Other        Stock        SARs         LTIP   Comp
--------                 ----       ------       -----        -----        -----        ----         ----   ----
Alberto DiBella,         1997       $50,000      $0           $0         $1,000,000(2)  $0           $0     $0
     President           1998       $25,000      $0           $0         $0             $0           $0     $0

(1) As of December 31, 1998, Mr. DiBella, held 2,830,000 restricted shares of our common stock and 6,000,000 restricted shares of our preferred stock.

(2) For services rendered during 1997, Mr. DiBella was issued 1,000,000 voting convertible, non-cumulative 8% preferred shares, $0.001 par value. There is no market for this class of securities at this time, but such shares may be convertible into common stock of the Company on a one share for one share basis in the future. If the preferred shares become eligible for conversion, the fair market value of the preferred stock would be $1.00 per share, or an aggregate of $1,000,000 based upon the offering price of common stock in the Company at the time the preferred shares were granted. As such, we have valued the preferred shares assuming that they will all become eligible for conversion into an equal number of common shares. The preferred shares are to become convertible into common shares of the Company if certain conditions are met. If such conditions are met, there will be a change to operations for compensation. See Item 8. Description of Securities.

Item 7. Certain Relationships and Related Transactions

Pursuant to the Agreement and Plan of Reorganization, between the Company and FPA, we issued 10,000,000 shares of common stock to the Shareholders of FPA. At the time of this transaction, Alberto DiBella, our President, was the majority shareholder of FPA. Mr. DiBella received 7,830,000 of the 10,000,000 shares of our common stock issued in this transaction.

From 1994 through 1998, we borrowed approximately $137,000 from our President, Mr. Alberto DiBella, at an annual rate of eight percent (8%) with principal payable on demand. No repayment of interest or loan has been made to date.

On October 20, 1997, our Chairman, Alberto DiBella, agreed to contribute 5,000,000 shares of common stock to our treasury in consideration for the issuance to him of 5,000,000 shares of our preferred stock. The preferred stock issued to Mr. DiBella is convertible into common stock, on a one share for one share basis, in an amount not greater than 1,200,000 shares per year commencing January 1, 1998, for each revenue increase of $10,000,000 over the revenues of the prior year. Any shares of preferred stock, which have not been converted by Mr. DiBella before December 31, 2002, shall then be automatically converted into shares of common stock on a share-for-share basis.

On December 31, 1997, Mr. DiBella was issued 1,000,000 shares of preferred stock in lieu of compensation for his services to the Company during 1997. These shares are convertible into common stock on the same terms as the other shares of preferred stock, with the exception that these shares are not subject to automatic conversion upon any specified date.

Other than the aforementioned, we do not intend to enter into any transactions with our beneficial owners. We are not a subsidiary of any parent company. Since inception, we have not entered into any transactions with promoters.

Item 8. Description of Securities

Common Stock.

In General. We are authorized to issue 42,500,000 shares of common stock, par value $.001 per share, of which 11,786,518 shares were issued and outstanding as of September 1, 1999. All of the issued and outstanding common stock is fully paid and non-assessable.

Voting. Each share of our common stock entitles the holder thereof to one vote per share in the election of directors and in all other matters upon which stockholders are entitled to vote. The holders of shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our directors. As of the date of this registration statement, Alberto DiBella is the beneficial owner of 8,872,000 voting shares or approximately 50% of our outstanding voting stock. As a majority shareholder of the Company, Mr. DiBella may be able to elect all of the Directors of the Company.

Dividends. Each share of common stock entitles the holder thereof to receive cash dividends as the Board of Directors may declare from funds legally available therefor. However, we do not intend to declare any dividend on our common stock in the foreseeable future.

Rights. There are no preemptive rights with respect to the common stock. Upon liquidation, dissolution or winding up of the affairs of the Company, and after payment of creditors, the assets legally available for distribution will be divided ratably on a share-for-share basis among the holders of the outstanding shares of common stock, after giving preference to any preferred shares outstanding.

Preferred Stock.

In General. We have authorized 7,250,000 shares of preferred stock, par value $.001. As of September 1, 1999, there were 6,000,000 preferred shares issued and outstanding. All of the issued and outstanding preferred stock is fully paid and non-assessable.

Voting. The preferred stock has voting rights equal to that of the shares of common stock. Holders of the preferred stock are entitled to be paid a non-cumulative dividend of eight percent (8%) per annum. Our Articles of Incorporation, as amended, provide that the preferred stock is convertible into common stock upon such conditions as the Board of Directors may determine. As of the date of this registration statement, Alberto DiBella is the beneficial owner of 8,872,000 voting shares or approximately 50% of our outstanding voting stock. As a majority shareholder of the Company, Mr. DiBella may be able to elect all of the Directors of the Company.

Dividends and Other Rights. The preferred stock outstanding is convertible, non-cumulative eight percent (8%) preferred stock. These shares are convertible into common stock on a share for share basis upon the occurrence of certain events. If our revenues increase by $10,000,000 over the revenues of the prior year, the holder of these preferred shares will have the right to convert 1,200,000 shares of preferred stock. As of the date of this registration statement, none of the preferred shares were eligible for conversion under this formula. In addition, if 5,000,000 shares of the preferred stock is not converted before December 31, 2002, such amount shall be automatically converted as of that date. No change in operations is anticipated, if these levels are met or such shares are converted. The remaining 1,000,000 shares of preferred may only be converted pursuant to the revenue formula described above and will result in a change to compensation.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Market Information.

Our common stock is traded on the NASDAQ Over the Counter Bulletin Board ("OTCBB") under the symbol EVTN. There is no active trading market for the common stock. The following bid quotations have been reported for the period beginning January 1, 1997 and ended June 30, 1999:

                                                    Bid Quotations
                                                    --------------
      Period                                      High           Low
      ------                                      ----           ---
      Quarter Ended:
         March 31, 1997                          $1.75          $0.50
         June 30, 1997                           $1.22          $0.50
         September 30, 1997                      $6.00          $1.00
         December 31, 1997                       $6.31          $1.50

      Quarter Ended:
         March 31, 1998                          $4.25          $0.94
         June 30, 1998                           $1.43          $0.56
         September 30, 1998                      $0.62          $0.25
         December 31, 1998                       $0.62          $0.12

      Quarter Ended:
         March 31, 1999                          $0.19          $0.06
         June 30, 1999                           $0.84          $0.06
         September 30, 1999                      $1.375         $.562

Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission. Such quotes are not necessarily representative of actual transactions or of the value of our securities, and are in all likelihood not based upon any recognized criteria of securities valuation as used in the investment banking community.

The Company has been advised that seven member firms of the NASD are currently acting as market makers for the common stock. There is no assurance that an active trading market will develop which will provide liquidity for our existing shareholders or for persons who may acquire common stock through the exercise of warrants.

Holders.

As of September 1, 1999, there were approximately 771 holders of record of our 11,786,518 shares of common stock outstanding. Of these 11,786,518 shares, 9,953,821 are restricted securities within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended, because such shares were issued and sold by the Company in private transactions not involving a public offering. Certain of the shares of common stock are held in "street" name and may, therefore, be held by several beneficial owners. Our transfer agent is Jersey Transfer & Trust Company, Inc., Post Office Box 36, Verona, New Jersey 07044.

No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the market price of the common stock prevailing from time-to-time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.

Dividends.

We have not paid a cash dividend on the common stock since current management joined the Company in 1996. The payment of dividends may be made at the discretion of our Board of Directors and will depend upon, among other things, our operations, our capital requirements and our overall financial condition. As of the date of this registration statement, we have no intention to declare dividends.

Item 2. Legal Proceedings

We are currently unaware of any pending legal proceeding or any proceeding contemplated by a governmental authority in which we may be involved.

Item 3. Changes In and Disagreements With Accountants

We have not had any resignation or dismissal of our principal independent accountants. As of the date of this registration statement, Millward & Co. CPAs in Fort Lauderdale, Florida serve as our independent accountants and have prepared the audited statements included as exhibits hereto.

Item 4. Recent Sales of Unregistered Securities.

Pursuant to the Agreement and Plan of Reorganization with FPA, we issued 10,000,000 shares of common stock to the ten shareholders of FPA in exchange for their shares of FPA common stock. This transaction was effected pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933, as amended. We believe these issuances were exempt from registration because they were transactions by an issuer NOT involving a public offering.

On June 16, 1996, we issued 200,000 shares of common stock to the Chief Financial Officer of the Company, as consideration for accounting services rendered. On December 31, 1997, we issued an additional 100,000 shares of common stock for accounting services rendered. These share issuances were effected in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. We believe these issuances were exempt from registration because they were transactions by an issuer NOT involving a public offering.

On December 31, 1997, we issued 5,000,000 shares of preferred stock to Alberto DiBella in exchange for 5,000,000 shares of our common stock then held by Mr. DiBella. The 5,000,000 common shares exchanged were put into the treasury of the Company. In addition, we issued 1,000,000 shares to Mr. DiBella in lieu of compensation for services in 1997. The Company relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, in issuing these preferred shares. We believe these issuances were exempt from registration because they were transactions by an issuer NOT involving a public offering.

In July 1997, we sold 200,000 shares of our common stock for consideration of $40,000. Also in July 1997, the Company issued 25,000 shares of common stock as consideration for legal services rendered on behalf of the Company. These issuance of these shares was effected in reliance on the exemption from registration provided in Section 4(2) of the Securities Act of 1933, as amended. We believe these issuances were exempt from registration because they were transactions by an issuer NOT involving a public offering.

On July 23, 1997, we issued 200,000 shares of our common stock for Public Relations Services. In November 1997, we issued 256,000 shares of our common stock for in $256,000. The aforementioned issuances were made in reliance on Regulation D, Rule 504, promulgated under Section 3(b) of the Securities Act of 1933, as amended. We relied upon the following facts in determining that Rule 504 was available: (a) We were not subject to the reporting requirements of
Section 13 or 15 (d) of the Exchange Act; (b) we were not a development stage company with no specific business plan nor a company whose business plan was to merge with an unidentified private entity; and (c) the aggregate offering price did not exceed $1,000,000 in twelve months.

From January 30, 1998 to April 2, 1998, we issued 50,000 shares of our common stock for $50,000. In addition, we issued 60,000 shares of our common stock for Legal Services. In September of 1998, we issued 37,500 shares of our common stock for Public Relations Services. The aforementioned issuances were made in reliance on Regulation D, Rule 504, promulgated under Section 3(b) of the Securities Act of 1933, as amended. We relied upon the following facts in determining that Rule 504 was available: (a) We were not subject to the reporting requirements of Section 13 or 15 (d) of the Exchange Act; (b) we were not a development stage Company with no specific business plan nor a company whose business plan was to merge with an unidentified private entity; and (c) the aggregate offering price did not exceed $1,000,000 in twelve months.

On January 14, 1999, we issued 125,000 shares of our common stock for Legal Services and 50,000 shares of our common stock for Public Relations Services. The aforementioned issuances were made in reliance on Regulation D, Rule 504, promulgated under Section 3(b) of the Securities Act of 1933, as amended. We relied upon the following facts in determining that Rule 504 was available: (a) We were not subject to the reporting requirements of Section 13 or 15 (d) of the Exchange Act; (b) we were not a development stage Company with no specific business plan nor a company whose business plan was to merge with an unidentified private entity; and (c) the aggregate offering price did not exceed $1,000,000 in twelve months. On September 1, 1999, we issued 55,000 shares in consideration for legal services rendered. The issuance of these shares was made in reliance on the exemption from registration provided in Section 4(2) of the Securities Act of 1933, as amended. We believe these issuances were exempt from registration because they were transactions by an issuer NOT involving a public offering.

Item 5. Indemnification of Directors and Officers

Our Articles of Incorporation and Bylaws do not make any provision for indemnification of directors and officers of the Company. Sections 30-1-851 and 30-1-856 of the Idaho Business Corporation Act contain provisions entitling directors and officers of the Company to indemnification from judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys= fees, as a result of an action or proceeding in which they may be involved by reason of being, or having been, a director or officer of the Company, provided said officers or directors acted in good faith and reasonably believed that their conduct was in the best interest of the Company or, in case of a criminal proceeding, that an officer and director had no reasonable cause to believe his conduct was unlawful. Notwithstanding the foregoing, an officer or director is not entitled to indemnification in connection with a proceeding by or in the right of the Company or liability arising out of conduct that constitutes receipt by such person of financial benefit to which he is not entitled, the intentional infliction of harm on the Company or the shareholders, or an intentional violation of criminal law.

                                    PART F/S

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                 For the Years Ended December 31, 1998 and 1997

                                    CONTENTS

                                                                            Page

Report of Certified Public Accountants.........................................2

Consolidated Financial Statements:

  Consolidated Balance Sheet...................................................3

  Consolidated Statements of Operations........................................4

  Consolidated Statement of Stockholders' Equity...............................5

  Consolidated Statements of Cash Flows......................................6-7

Notes to Consolidated Financial Statements..................................8-14

                     REPORT OF CERTIFIED PUBLIC ACCOUNTANTS'

To the Board of Directors
Enviro Voraxial Technology, Inc.
  and Subsidiary

We have audited the accompanying consolidated balance sheet of Enviro Voraxial Technology, Inc. and Subsidiary as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity, and cash flows for the each of the two years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Enviro Voraxial Technology, Inc. and Subsidiary as of December 31, 1998, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ Millward & Co. CPAs

Millward & Co. CPAs
Fort Lauderdale, Florida
June 14, 1999

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                December 31, 1998

                                     ASSETS

 CURRENT ASSETS:
     Cash                                                           $   68,989
     Accounts receivable                                                69,339
     Inventory                                                         212,000
                                                                    ----------

             Total Current Assets                                      350,328
                                                                    ----------

 PROPERTY AND EQUIPMENT (Net of accumulated depreciation of
   $217,913 and $136,904 at December 31, 1998 and 1997,
   respectively)                                                     1,118,926
                                                                    ----------

 OTHER ASSETS
     Deposits                                                            1,576
                                                                    ----------

             Total Assets                                           $1,470,830
                                                                    ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable                                               $   41,417
     Current Maturities of Long-Term Debt                                8,960
     Accrued expenses                                                    2,664
     Deferred income taxes                                              34,100
                                                                    ----------

             Total Current Liabilities                                  87,141

NON-CURRENT LIABILITIES:
     Long-Term Debt                                                    418,089
     Notes Payable - Shareholder                                       192,401
                                                                    ----------

             Total Non-Current Liabilities                             610,490

             Total Liabilities                                         697,631
                                                                    ----------

 COMMITMENTS

 STOCKHOLDERS' EQUITY:
     Preferred stock, par value $.001, par value,
         7,250,000 shares authorized, 6,000,000 shares                   6,000
         issued and outstanding

     Common stock, $.001 par value, 42,500,000 shares authorized;
         6,510,418 shares issued and outstanding                         6,511
     Additional paid-in capital                                        620,090
     Retained earnings                                                 140,598
                                                                    ----------

                                                                       773,199
                                                                    ----------

             Total Liabilities and Stockholders' Equity             $1,470,830
                                                                    ==========

       The accompanying notes are an integral part of these consolidated financial statements.

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       For the Year Ended
                                                          December 31,
                                                  ----------------------------
                                                     1998              1997
                                                  ------------    ------------

NET SALES                                         $  1,176,167    $  1,146,134

COST OF GOODS SOLD                                   1,037,948         683,325
                                                  ------------    ------------

GROSS PROFIT                                           138,219         462,809
                                                  ------------    ------------

COSTS AND EXPENSES:
    General and Administrative                         320,726         185,933
    Interest Expenses                                   19,040           8,340
    Other                                                5,309              --
                                                  ------------    ------------

        Total Cost and  Expenses                       345,075         194,273
                                                  ------------    ------------

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES       (206,856)        268,536

INCOME TAXES
INCOME TAX PROVISION (BENEFIT)                          70,000         (93,100)
                                                  ------------    ------------

NET INCOME (LOSS)                                 $   (136,856)   $    175,436
                                                  ============    ============

NET INCOME (LOSS) PER COMMON SHARE
    Basic                                         $      (0.02)   $       0.02
                                                  ============    ============
    Diluted                                       $      (0.02)   $       0.02
                                                  ============    ============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  USED TO COMPUTE NET INCOME PER COMMON SHARE
    Basic                                            6,454,168      10,904,936
                                                  ============    ============
    Diluted                                          6,454,168      10,904,936
                                                  ============    ============

       The accompanying notes are an integral part of these consolidated financial statements.

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                              Common Stock                    Preferred Stock
                                                       ---------------------------        -------------------------
                                                        Issued           Amount            Issued          Amount
                                                       ---------       -----------        ---------     -----------
Balance - December 31, 1996                            10,883,018           10,883               --              --

Issuance of common stock for services rendered            125,000              125               --              --

Issuance of common stock from private placement           389,900              390               --              --

Conversion of common stock to preferred stock          (5,000,000)          (5,000)       5,000,000           5,000

Issuance of preferred stock for services rendered              --               --        1,000,000           1,000

Net income for the year ended December 31, 1997                --               --               --              --
                                                       ----------      -----------        ---------     -----------

Balance - December 31, 1997                             6,397,918      $     6,398        6,000,000     $     6,000

Issuance of common stock from private placement            15,000               15               --              --

Issuance of common stock for services rendered             97,500               98               --              --

Net loss for the year ended December 31, 1998                  --               --               --              --
                                                       ----------      -----------        ---------     -----------
Balance - December 31, 1998                             6,510,418      $     6,511        6,000,000     $     6,000
                                                        =========      ===========        =========     ===========


                                                     Additional
                                                       Paid-in         Retained       Shareholders
                                                       Capital         Earnings         Equity
                                                     -----------     -----------      -----------
Balance - December 31, 1996                              339,118         102,018          452,019

Issuance of common stock for services rendered            24,875              --           25,000

Issuance of common stock from private placement          229,510              --          229,900

Conversion of common stock to preferred stock                 --              --               --

Issuance of preferred stock for services rendered             --              --            1,000

Net income for the year ended December 31, 1997               --         175,436          175,436
                                                     -----------     -----------      -----------

Balance - December 31, 1997                              593,503     $   277,454      $   883,355

Issuance of common stock from private placement           14,985              --           15,000

Issuance of common stock for services rendered            11,602              --           11,700

Net loss for the year ended December 31, 1998                 --        (136,856)        (136,856)
                                                     -----------     -----------      -----------
Balance - December 31, 1998                          $   620,090     $   140,598      $   773,199
                                                     ===========     ===========      ===========

       The accompanying notes are an integral part of these consolidated financial statements.

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       For the Year Ended
                                                                          December 31,
                                                                    ------------------------
                                                                       1998           1997
                                                                    ---------      ---------
    Net Income (Loss)                                               $(136,856)     $ 175,436

    Adjustments to Reconcile Net Income to Net Cash Provided by
        Operating Activities:

    Depreciation                                                       84,376         53,438
    Stock issued for services rendered                                 11,700         26,000
    Preferred stock issued for services rendered                           --          1,000
    Loss on Leasehold Improvements                                     16,616             --

    Changes in assets and liabilities:
        Accounts receivable                                           244,777       (252,535)
        Inventory                                                      17,790        (95,727)
        Other assets                                                   (1,077)        (1,500)
        Subscription receivable                                        83,900        (83,900)
        Accounts payable                                             (221,999)       248,756
        Accrued interest                                                   --         (6,017)
        Accrued expenses                                               (1,233)        (1,391)
        Deferred income taxes                                         (70,000)        93,100
                                                                    ---------      ---------

Net Cash Provided by Operating Activities                              27,994        156,660
                                                                    ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                                (655,213)      (242,241)
                                                                    ---------      ---------

Net Cash (Used in) Provided by Investing Activities                  (655,213)      (242,241)
                                                                    ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of common stock                             15,000        229,900
    Proceeds from Mortgagee Payable                                   431,250             --
    Principal repayments of Mortgage Payable                           (4,201)            --
    Notes payable - shareholder                                        55,195         43,570
                                                                    ---------      ---------

Net Cash Provided by Financing Activities                             497,244        273,470
                                                                    ---------      ---------

Net  Increase  (Decrease) in Cash                                    (129,975)       187,889

Cash - Beginning of Year                                              198,964         11,075
                                                                    ---------      ---------

Cash - End of Year                                                  $  68,989      $ 198,964
                                                                    =========      =========

       The accompanying notes are an integral part of these consolidated financial statements.

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

                                                        For the Year Ended
                                                           December 31,
                                                       --------------------
                                                        1998          1997
                                                       -------      -------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
     Cash paid for:
         Interest                                      $18,560      $    --
                                                       =======      =======

         Taxes                                         $    --      $    --
                                                       =======      =======

       The accompanying notes are an integral part of these consolidated financial statements.

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Enviro Voraxial Technology, Inc. (the Company) was incorporated in the State of Idaho on October 19, 1964 under the name of Idaho Silver, Inc. for the primary purpose of acquiring mining claims and exploring for silver and lead in Idaho.

In 1996, the Company changed its name to Enviro Voraxial Technology, Inc. in connection with the acquisition in 1995 of its wholly-owned subsidiary, Florida Precision Aerospace, Inc.

Florida Precision Aerospace was organized under the laws of Florida on February 26, 1993 as N.A.P., Inc. and changed its name to Florida Precision Aerospace, Inc. on February 4, 1994. Florida Precision Aerospace, Inc. operates a high precision engineering machine shop located in Deerfield Beach, Florida, and does contracting to customer specifications. The Company is marketing the voraxial separator, which has a number of potential applications. The separator was acquired prior to 1996 from a related Company which developed the patent which was assigned to the Company. Assets acquired were recorded at the predecessor court. The voraxial separator is a mechanical, non-clogging devise capable of separating two or more liquids and/or solids, having different specific weights. Potential commercial applications include oil/water separation, environmental cleanup and the separation of industrial chemicals.

In 1995 in connection with the acquisition of Florida Precision Aerospace, Inc., the shareholders of Enviro Voraxial Technology, Inc. amended the articles of incorporation for the name change, revised the authorized capital stock to 50,000,000 shares, and changed the par value of the stock from $.10 to $.001. The stockholders also approved a 1 for 10 reverse stock split.

In acquiring Florida Precision Aerospace, Inc., 10,000,000 shares of post-split Company stock were issued for all of the outstanding shares of Florida Precision Aerospace, Inc.

This acquisition is accounted for as a "reverse acquisition" whereby the owners of the private company are now in control of the public parent and is reported similarly to a pooling of interests method of accounting. The history of Florida Precision Aerospace, Inc. is included from its inception (1993).

The historical deficit balance of ($375,832) of Enviro, prior to the reverse acquisition, has been charged off to additional paid-in capital. In addition, in connection with the termination of the S election, the Company made a distribution to the shareholder in the amount of $112,293 that was charged to retained earnings.

In 1997 the Company divided the authorized stock of 50,000,000 shares into 42,500,000 shares of common stock with a par value of $.001 per share and 7,250,000 share of preferred stock with a par value of $.001. The preferred stock shall have voting rights equal to those of the common stock, have a noncumulative dividend of 8% per annum and be convertible into common stock upon certain conditions as determined from time to time by the board of directors.

Consolidation - The consolidated financial statements as of December 31, 1998 include the accounts of the parent company (Enviro Voraxial Technology, Inc.) and its wholly-owned subsidiary (Florida Precision Aerospace, Inc.). All significant intercompany transactions and accounts have been eliminated.

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                December 31, 1998

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

Property and Equipment - Property and equipment are stated at cost net of investment grants. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease, including renewal options, or the useful lives of the assets, whichever is shortest. Management periodically assesses whether there has been an impairment in the carrying value of its long-lived assets by comparing current and projected annual and discounted cash flows with related carrying amounts.

Net Income (Loss) per Common Share - Effective December 31, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, Earning Per Share, which establishes the new standard for computation and presentation of net earnings per share. Under the new requirements, both basic and diluted net earnings per share are presented. All prior period net earnings per share information has been restated. Prior to the adoption of Statement 128, the Company presented primary and, if appropriate, fully diluted earnings per share. Primary and fully diluted earnings per share were calculated by dividing net income by the weighted average number of common shares outstanding plus the additional common shares that would have been outstanding assuming all potentially dilutive common shares were issued during the reporting period and the treasury stock method had been applied.

Basic net earnings (loss) per common share is calculated by dividing net income
(loss), less dividends on preferred shares by the weighted average common shares outstanding during the period.

The calculation of diluted net earnings (loss) per share is similar to that of basic net earnings (loss) per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, principally those issuable upon exercise of stock options and warrants under the treasury stock method, were issued at the beginning of the reporting period. The conversion of preferred stock in 1998 is anti-dilutive. Such shares were issued at the end of 1997.

The following table sets forth the computation of the basic and diluted earnings
(loss) per share for the years ended December 31, 1998 and 1997.

                                                       1998              1997
Numerator:
  Net Income (Loss)                                $  (136,856)      $   175,436
  Less: Preferred stock dividend                           480               480
                                                   -----------       -----------
                                                   $  (137,336)      $   174,956
                                                   ===========       ===========
Denominator:
  Denominator for net income (loss) per share
    Weighted average shares                          6,454,168        10,904,936
                                                   ===========       ===========
    Net income (loss) per share                    $      (.02)      $       .02
                                                   ===========       ===========

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of December 31, 1998, the Company had no such equivalents.

Inventory - Inventory includes work-in-process at December 31, 1998 from job orders for specialized projects from third parties. These projects range from less than one week to six months in duration and are charged at time plus materials. In addition, the Company maintains an inventory of separators, which it has currently modified to market in 1999. The inventory is priced at lower of cost or market. In addition, the Company has certain work-in-progress inventory, consisting of primarily labor and overhead. (See Note #2)

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                December 31, 1998

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company utilizes the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are established based on the differences between financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred income taxes reflecting the tax effect of temporary differences between tax bases of certain assets and liabilities are reflected on the consolidated balance sheet with a corresponding non-recurring expense in the consolidated statement of income. These differences resulted from the Company's filing its return on a cash basis, based on its primary business as a contractor. At December 31, 1998, the Company changed to an accrual basis of accounting.

The Company provides a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is likely that some or all of the deferred tax assets will not be realized.

Research and Development Costs - Research and development costs are expensed as incurred. Materials, equipment and intangibles purchased from others that have alternative future benefit in research and development activities are capitalized. Technologically feasible working models or products are inventoried at the lower of cost or net realizable value.

Comprehensive Income - In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement No. 130, Reporting Comprehensive Income. Statement 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Statement 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company did not have transactions impacted by the adoption of Statement 130.

Financial Instruments and Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and temporary investments and accounts receivable. The Company invests its excess cash in bank accounts with major financial institutions and the carrying value approximates market value. The Company has significant trade receivables.

Revenue Recognition

The Company records revenue when shipments are made pursuant to contract shipping requirements.

Loss of Major Customer - In the year ended December 31, 1998, one customer comprised over 78% of total revenue. In the year ended December 31, 1997, one customer comprised over 90% of total revenue. The contracting with this customer has expired. The Company is planning to market its separator line of products to supplement or replace its contracting revenue and is seeking additional financing sources. The Company believes it has sufficient working capital to accommodate its 1999 operations, however there is no assurance that its marketing or financing efforts will be successful.

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                December 31, 1998

NOTE 2 - INVENTORY

The major classes of inventory at December 31, 1998 and 1997 are as follows:

                                                      1998                1997
                                                    --------            --------

  Raw Materials                                     $  5,000            $  5,000
  Work-in-Process                                    207,000             224,790
                                                    --------            --------

                                                    $212,000            $229,790
                                                    ========            ========

During 1997 the inventory consisted of work-in-progress for short-term contracts which are billed monthly as the units are shipped. Included in work-in-progress are separators of $100,000.

The inventory in 1998 consists primarily of separators ($160,000 after mark-downs of $50,000) and approximately $47,000 of labor costs relating to contracting operations. The inventory is priced at lower-of-cost-or market.

NOTE 3 - PROPERTY AND EQUIPMENT

Machinery and equipment includes molds and dies to produce voraxial separators. Depreciation expense for the year ended December 31, 1998 and December 31, 1997 was $84,376 and $53,438, respectively.

Property and equipment at December 31, 1998 are as follows:

  Machinery and Equipment                                           $   663,096
  Furniture and Fixtures                                                  9,005
  Leasehold Improvements                                                 43,158
  Auto and Truck                                                         11,630
  Land and Building (See Note 4)                                        609,950
                                                                    -----------
                                                                      1,336,839
  Less:  Accumulated Depreciation                                      (217,913)
                                                                    -----------
  Net Property and Equipment                                        $ 1,118,926
                                                                    ===========

NOTE 4 - LONG-TERM DEBT

The Company entered into an agreement with a bank for $431,250 on May 29,1998. The agreement provides for monthly payments of principal and interest at an initial interest rate of eight and one half (8.50%). The note is collateralized by the property. Interest shall be adjusted annually by adding one percent (1.00%) to the prime rate index as available four (4) days prior to the change Date, with the first such change date being June 1, 2003. Principle and interest payments are due monthly, the first payment commencing on July 1, 1998 and continuing monthly thereafter until June 2008, at which time the entire Principal balance ($303,653) plus accrued interest is due.

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                December 31, 1998

NOTE 4 - LONG-TERM DEBT (Continued)

Following are maturities The Company provides a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

of long-term debt for each of the next 5 years:

  1999                                                                  $  8,960
  2000                                                                     9,752
  2001                                                                    10,614
  2002                                                                    11,553
  2003                                                                    12,574
  Thereafter                                                             373,596
                                                                        --------

Total                                                                   $427,049
                                                                        ========

NOTE 5 - RELATED PARTY TRANSACTIONS

Sublease of Office and Shop:

The Company subleased space from a company owned by the president and major shareholder. Total rent expense was $21,750 and $38,568 for the year ended December 31, 1998 and December 31, 1997, respectively.

NOTE 6 - STOCKHOLDERS' EQUITY

In 1998, the Company issued 97,500 shares of common stock for services with a fair value of $11,700.

The Company completed a private placement of 15,000 shares in 1998 of common stock for net proceeds of $15,000.

In 1997, the Company issued 125,000 shares of common stock for services with a fair value of $25,000.

The fair value of all shares issued for services in 1998 and 1997 is based on the quoted market value for traded shares.

The Company completed a private placement of 389,900 shares in 1997 of common stock for net proceeds of $229,900.

On October 20, 1997, the Company's president and chief operating officer agreed to contribute to the Company's treasury 5,000,000 common shares in consideration for the issuance to him of 5,000,000 shares of convertible non-cumulative, voting 8% preferred stock, $.001 par value (which is the stated and liquidating value). These shares are convertible into one of the common shares based on certain incentive formulas based on increases in gross revenues beginning in 1998. Revenue increases of $10,000,000 would allow conversion of 1,200,000 common shares. If such incentives are not met the preferred shares may be converted to common stock in 2002, accordingly, no compensation is expected to be incurred when these preferred shares are converted.

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                December 31, 1998

NOTE 6 - STOCKHOLDERS' EQUITY (Continued)

Other incentive preferred shares (1,000,000) with the same provisions and incentives have been issued. These shares may result in additional compensation if the incentives are met. Accordingly, if the Company's revenues increase by $10,000,000, these shares would be converted and valued. Such shares may not be converted by the lapse of time.

Dividends relating to the preferred shares are based on par value. Such dividends aggregate $480 annually.

In addition, the Company's president may convert enough preferred shares to maintain ownership of 51% of the outstanding shares.

NOTE 7 - INCOME TAXES

The provision for income taxes of the Company consists of the following:

                                                            December 31,
                                                     ---------------------------
                                                       1998               1997
                                                     --------           --------

Current:
  Federal                                            $     --           $     --
  State                                                    --                 --
                                                     --------           --------

    Total Current                                          --                 --
                                                     --------           --------

Deferred:
  Federal                                             (63,910)            85,000
  State                                                (6,090)             8,100
                                                     --------           --------

    Total Deferred                                    (70,000)            93,100
                                                     --------           --------

Provision for income taxes                           $(70,000)          $ 93,100
                                                     ========           ========

The significant components of the net deferred tax liability were as follows:

                                                            December 31,
                                                     ---------------------------
                                                       1998               1997
                                                     --------           --------
Deferred tax liability:
  Depreciation                                       $ 11,000           $ 11,000
  Other                                                23,100             93,100
                                                     --------           --------

    Total deferred tax liabilities                     34,100            104,100

Deferred tax assets:

    Total deferred tax assets                              --                 --
                                                     --------           --------

Net deferred tax liability                           $ 34,100           $104,100
                                                     ========           ========

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                December 31, 1998

NOTE 7 - INCOME TAXES (Continued)

The Company provides a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Other: The Company filed its tax return on a cash basis through December 31, 1997 with the deferred taxes relating to revenues and expenses reported in different periods for financial reporting purposes than for tax reporting purposes.

At December 31, 1998, The Company changed its tax method to the accrual method and has requested the tax resulting from the change be allocated over a four year period. These deferred taxes have been classified as a current liability until such approvals are received.

The difference between the actual provision and the amount computed at the statutory U. S. Federal Income Tax rate of 35% for 1998 and 1997 is attributable to the following:

                                                    1998                1997
                                                  ---------           ---------

Income (loss) before provision                    $(206,856)          $(268,536)
                                                  =========           =========

Provision (benefit) at 35%                          (72,000)             93,800
  Misc. Reconciling Items                            (2,000)               (700)
                                                  ---------           ---------

Total tax provision (benefit)                     $ (70,000)          $  93,100
                                                  =========           =========

NOTE 8 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimated the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash, trade accounts receivable, other receivables, accounts payable: The carrying amounts approximate fair value because of the short maturity of those instruments.

Notes payable: The carrying amounts approximate fair value due to the length of the maturities and the interest rates not being significantly different from the current market rates available to the Company.

The estimated fair values of the Company's financial instruments as of December 31, 1998 are as follows:

                                                    Carrying              Fair
                                                     Amount              Amount
                                                    --------            --------

Cash and cash equivalents                           $ 68,989            $ 68,989
Trade accounts receivable                           $ 69,339            $ 69,339
Other receivables                                   $  1,577            $  1,577
Note payable                                        $192,401            $192,401
Accounts payable                                    $ 41,417            $ 41,417

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                 For the Years Ended December 31, 1998 and 1997

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)

                                     ASSETS
                                                            September 30, 1999
                                                            ------------------
CURRENT ASSETS:

Cash                                                           $    29,807
Accounts receivable                                                 23,957
Payroll advances                                                     4,750
Inventory                                                          215,000

                                                               -----------

                              Total Current Assets                 273,514

PROPERTY AND EQUIPMENT (Net of accumulated)
Depreciation of ($277,913.)                                      1,148,301

                                                               -----------

OTHER ASSETS
Deposits                                                             1,576

                                                               -----------
                              Total Assets                       1,423,391

                  LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                               $    11,020
Current Maturities of Long-Term Debt                                 8,960
Accrued expenses                                                     2,654
Deferred income taxes                                               34,100

                                                               -----------
                  Total Current Liabilities                         56,734

NON-CURRENT LIABILITIES:
Long-Term Debt                                                     597,512
Notes Payable-Shareholder                                          192,401

                                                               -----------
                  Total Non-Current Liabilities                    789,913

                  Total Liabilities                                846,647

STOCKHOLDERS' EQUITY
Preferred stock, $.001, par value                                    6,000
7,500,000 shares authorized, 6,000,000
shares issued and outstanding
Common stock, $.001, par value
42,500,000 shares authorized,
6,740,418 shares issued and outstanding                              6,740
Additional paid-in capital                                         664,673
Retained earnings (Deficit)                                       (100,669)

                                                               -----------
            Total Liabilities and Stockholders' Equity         $ 1,423,391

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   (UNAUDITED)

                                                           For Nine Months
                                                         Ended September 30,
                                                    ---------------------------
                                                        1999            1998

NET SALES                                           $   113,495     $ 1,081,790

COSTS OF GOODS SOLD                                      79,213         835,413

                                                    -----------     -----------

GROSS PROFIT                                             34,282         246,377

                                                    -----------     -----------
COSTS AND EXPENSES:
General and Administrative                              244,376         202,723
Interest Expenses                                        41,100               0

                                                    -----------     -----------

            Total Cost and Expenses                     285,479         202,723

INCOME (LOSS) BEFORE PROVISION FOR
INCOME TAXES                                        $  (251,197)    $    43,654

PROVISION FOR INCOME TAXES                                    0         (10,000)
INTEREST INCOME                                           1,438           6,111
RENTAL INCOME                                             8,492               0
                                                    -----------     -----------
NET INCOME (LOSS)                                   $  (241,267)    $    39,765

NET INCOME (LOSS) PER COMMON SHARE
Basic                                               $     (0.04)    $      0.01
                                                    -----------     -----------
Diluted                                             $     (0.04)    $      0.01
                                                    -----------     -----------

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
USED TO COMPUTE NET INCOME PER COMMON SHARE
Basic                                                 6,625,418       6,422,918
                                                    -----------     -----------
Diluted                                               6,625,418       6,422,918
                                                    -----------     -----------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         ENVIRO VORAXIAL TECHNOLOGY, INC
                                 AND SUBSIDIARY
                      CONSOLIDATED STATEMTNS OF CASH FLOWS
                                   (UNAUDITED)

                                                              For Nine Months
                                                             Ended September 30,
                                                           ----------------------
                                                              1999         1998
Net Income (Loss)                                          $(241,267)   $  39,765

Adjustments to Reconcile net Income to Net Cash Provided
By Operating Activities
Depreciation                                                  60,000       60,000
Stock issued for services rendered                            44,813            0

Changes in assets and liabilities:
Accounts receivable                                           45,381      168,787
Inventory                                                     (3,000)      74,790
Other assets                                                  (4,750)      (1,094)
Subscription receivable                                            0       83,900
Accounts Payable                                             (30,397)    (233,791)
Accrued income tax                                                 0       10,000
Accrued expenses                                                 (10)      (2,099)

                                                           ---------    ---------

Net Cash Provided by Operating Activities                   (129,230)     200,258

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment                           (89,375)    (652,794)
                                                           ---------    ---------

Net Cash (Used in) Provided by investing Activities          (89,375)    (625,794)
                                                           ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock                             0       49,964
Proceeds from Mortgage Payable                               186,000      431,250
Principal repayments of Mortgage Payable                      (6,577)      (6,506)
Notes payable - shareholder                                        0      (53,208)

                                                           ---------    ---------

Net Cash Provided by (Used in) Financing Activities          179,423      421,500
                                                           ---------    ---------

Net Increase (Decrease) in Cash                              (39,182)     (31,036)

Cash - Beginning of Year                                      68,989      198,964

                                                           ---------    ---------

Cash - End of Year                                         $  29,807    $ 167,928
                                                           ---------    ---------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
                             CONSOLIDATED STATEMENTS
                  For the Nine Months Ended September 30, 1999
                                   (UNAUDITED)

NOTE 1 - BASES OF PRESENTATION

The accompanying unaudited interim financial statements of Enviro Voraxial Technologies, Inc. have been prepared in accordance with generally accepted accounting principals for interim financial information. Accordingly, they do not include all of the information in footnotes required by generally accepted accounting principals for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended September 30, 199 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. For further information refer to the financial statements and footnoted for the year ended December 31, 1998 included elsewhere herein.

NOTE 2 - STOCKHOLDERS' EQUITY

During the six months ended September 30, 1999, the Company issued 230,000 common shares for services. The services were charged to operations and have been recorded at the quoted market value at the date of issuance per an agreement, which aggregated 44,813.

NOTE 3 - NET INCOME (LOSS) PER COMMON SHARE

THE following table sets forth the computation of the basic and diluted earnings
(loss) per share for the six months ended September 1999 and 1998.

                                                         1999            1998
Numerator:
Net income (loss)                                    $  (241,267)    $    39,765
Less: Preferred stock dividend                               360             360

                                                     -----------     -----------
                                                     $  (240,907)    $    40,125

Denominator:
Denominator for net income (loss) per share
Weighted average shares                                6,625,418       6,422,918
Net income (loss) per share                          $     (0.04)    $      0.01

                                    PART III
                                    --------
Item 1.    Index to Exhibits

           See the index at "Item 2. Description of Exhibits."

Item 2.    Description of Exhibits


EXHBIT #                   ITEM
--------                   ----

Ex. 2                      Plan of Merger

Ex. 3(i)                   Articles of Incorporation

Ex. 3(ii)                  Bylaws

Ex. 4                      Share Certificate

Ex. 10                     Material Contracts - Mortgage Note

Ex. 21                     Subsidiaries of the Registrant

Ex. 27                     Financial Data Schedule

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENVIRO Voraxial TECHNOLOGY, INC.


               Dated: 11/29/99          By: /s/ Alberto DiBella
                      --------------        ------------------------------------
                                            Alberto DiBella, President and
                                            Director


                                       26